GAIN Capital Holdings, Inc.
Bedminster One
135 Route 202/206
Bedminster, New Jersey 07921
January 8, 2010
VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 3010
Attention: Sonia Gupta Barros, Special Counsel

Re:	GAIN Capital Holdings, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed November 25, 2009 File No. 333-161632
Dear Ms. Barros:
     This letter is submitted on behalf of GAIN Capital Holdings, Inc. (“Gain” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated December 10, 2009 (the “Comment Letter”). Submitted herewith for filing is Amendment No. 4 (“Amendment No. 4”) to the Registration Statement referenced above (the “Registration Statement”).
     For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 4. Page numbers referred to in the responses reference the applicable pages of Amendment No. 4.

Securities and Exchange Commission
January 8, 2010

Our Contracts-for Difference Business, page 96
1.	We note your disclosure that your CFDs may not be traded or offered to U.S. residents. You have not, however, addressed in your disclosure whether the CFDs may relate to U.S. securities. Your disclosure leaves open the possibility that your CFDs may relate to U.S. securities, even though the CFDs will not be traded or offered to U.S. residents. Please tell us if you may engage in any business in CFDs that relate to U.S. securities. If you are restricted from trading or offering CFDs that relate to U.S. securities, please tell us what restrictions you have in place to enforce this limitation and revise your prospectus to disclose this limitation.
     Response: All CFDs currently offered and sold by Gain’s UK subsidiary (the “Gain CFDs”) only reference futures contracts on energy-related commodities. Although Gain’s UK subsidiary has no current plans to offer and sell CFDs that reference securities, as disclosed in the prospectus, it may, in the future, offer CFDs that are linked to the performance of an underlying commodity, index or financial instrument in the manner and to the extent permitted by applicable law. CFDs are not offered on Gain’s U.S. website and they are not offered as a product set to U.S. residents on Gain’s U.K. subsidiary’s website.
     The CFDs offered by Gain are cash-settled only. Unlike a commodities option, CFD customers have no beneficial ownership in the referenced futures contract and no right to receive the underlying referenced futures contract or basket of contracts.
     Gain continues to believe that CFDs generally are not “securities”, within the meaning of the definition in Section 2(a)(1) of the Securities Act of 1933 and that the Gain CFDs, in particular, which do not reference securities or trade in securities and with respect to which securities are not used to hedge the instruments, are not securities.
2.	If you believe you may engage in any business in CFDs that relate to U.S. securities, please tell us the exemption from registration under the Securities Act of 1933 that you expect to rely on.
     Response: To the extent Gain is deemed to be offering or transacting in a “security” by offering CFDs in the UK to its non-U.S. customers, the offer or sale of such “security” will be exempt from the application of Section 5 of the Securities Act by virtue of Regulation S. Regulation S provides a safe harbor for offers and sales of securities by an issuer, a distributor, any of their affiliates or any person acting on their behalf if the offer and sale is “deemed to occur outside the United States.” As required by Rule 903(a)(1), any offer or sale of the CFD will be made in an “offshore transaction” since: (A) the offer and sale by Gain’s UK subsidiary will (i) not be made to a person in the U.S. or to identifiable groups of U.S. citizens abroad, such as members of the U.S. armed forces serving overseas and (ii) at the time the buy order is originated, both the buyer and the seller and any person acting on behalf of either of them is and will be outside of the U.S.
In addition, as required by Rule 903(a)(2), no directed selling will be made in the United States with respect to the CFDs because the CFDs are not advertised in a publication with a general

Securities and Exchange Commission
January 8, 2010

circulation in the United States. Gain has no intention of publishing an advertisement regarding the product in any publication, anywhere in the world. Finally, any offer or sale would satisfy the requirements or Rule 903(b)(1) because: (i) the CFDs are “issued” by the Gain affiliate, which is a foreign issuer (since it is organized outside of the U.S.), and there is no U.S. parent guarantee of the instrument or recourse by the holder to any U.S. Gain affiliate, (ii) Gain’s UK subsidiary “issuing” the CFDs reasonably believes that (A) there is no substantial U.S. market interest in the CFDs (since (i) the CFDs are not traded on a U.S. exchange or inter-dealer quotation system and (ii) to the best of Gain’s and its affiliate’s knowledge, no CFDs “issued” by the Gain affiliate are owned or held of record by any U.S. person). Gain does not expect that a “substantial U.S. market interest” could develop in its CFDs since Gain does not advertise or market the product in the U.S. and CFDs as a product, i.e., including those issued by other entities, are not, to the knowledge of Gain, available at all in the U.S. or to U.S. persons.
As provided in Rule 903(b)(ii), the CFDs are offered and sold in an “overseas directed offering” since the CFDs are directed exclusively to residents of the UK and the CFDs are offered and sold in accordance with the rules of the Financial Services Authority and customary practices and documentation of the UK. Gain’s UK subsidiary has added language to the documentation used in connection with the CFDs stating that they “have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States unless registered or exempt.”
As noted above, offers and sales of CFDs will not target identifiable groups of U.S. citizens abroad. Gain and its affiliates will not publish research reports relating to CFDs for U.S. persons.
CFDs, by their terms, are not transferable without the consent of the counterparty. Unlike publicly traded “securities”, CFDs are subject to indefinite restrictions on transfer. Gain’s UK subsidiary will not generally consent to the transfer of a CFD by a holder to any person, whether or not the proposed transferee is a foreign person. Gain’s UK subsidiary under no circumstances would consent to the transfer of a CFD to a U.S. person.
3.	We refer to your response letter dated October 29, 2009. Please expand your disclosure in the prospectus to clarify that you do not trade or offer CFDs in the U.S. or to U.S. persons.
     Response: The Company has revised its disclosure in Amendment No. 4 on page 96 to provide additional disclosure and clarify that the Company does not trade or offer CFDs in the United States or to U.S. persons.
4.	Please provide your analysis as to why you believe you would be eligible to rely on Rule 903 of Regulation S, as applicable to Category 1 issuers. To that effect, we note that you are not a foreign issuer.
     Response: CFDs will not be offered by a U.S. issuer. CFDs are offered exclusively through the UK subsidiary of Gain Capital Holdings, Inc., Gain Capital-Forex.com UK, a

Securities and Exchange Commission
January 8, 2010

“foreign issuer” within the meaning of Rule 405 of Regulation S-K. As described above, the Company believes that Gain Capital-Forex.com UK meets all of the requirements to be a Category 1 issuer.
Compensation Discussion and Analysis, page 115
     Base Compensation, page 117
5.	We note your response to our prior comment 13 and reissue that comment. Please provide more specific disclosure as to how you arrived at the base compensation levels for 2008. See Item 402(b)(1)(v) of Regulation S-K that requires you to describe how you have determined the amount for each element to pay. For example, please describe the specific determinations that resulted in the increased salaries for Messrs. Stevens, Calhoun and O’Sullivan in 2008 that you discuss on page 117.
     Response: The Company has revised its disclosure in Amendment No. 4 on page 117 to provide additional disclosure and further clarity as to how the Company arrived at the base compensation levels for 2008 and the factors that the Company’s compensation committee considered in establishing increased salaries for Messrs. Stevens and Calhoun for 2008 and Mr. O’Sullivan for 2009. There were no other factors considered by the Company’s compensation committee.
     Annual Incentive Compensation, page 118
6.	We note your response to our prior comment 14 and reissue that comment in part. Please provide detailed disclosure regarding the process by which it was decided to pay your NEOs these incentive bonuses in 2008. For example, what factors led you to decide to pay these specific incentive bonus amounts in 2008 to each of your NEOs and what is the correlation between the incentive bonus amounts for each of your NEOs and the achievement of the targeted annual revenue level and annual EBITDA level. Please also disclose the total cash compensation amounts for each of your named executive officers and how the amounts of such total cash compensation targets were decided upon. For example, what factors did the compensation committee consider when deciding upon total cash compensation targets?
     Response: The Company has revised its disclosure in Amendment No. 4 on page 118 to include the total cash compensation amounts for each of the Company’s named executive officers for 2008 and a discussion of how the amounts of such total cash compensation targets were decided upon. The bonuses paid in excess of target were paid at the discretion of the Company’s compensation committee. There were no other factors considered by the Company’s compensation committee.
     Long-Term Incentive Compensation, page 116
7.	We note your response to our prior comment 15 and reissue that comment. Please expand your disclosure to provide a discussion of the long term awards made to each named executive officer and the factors and performance considerations that lead to such

Securities and Exchange Commission
January 8, 2010

awards. For example, please disclose the specific factors that the board of directors considered when determining equity grants for 2008.
     Response: The Company has revised its disclosure in Amendment No. 4 on page 119 to include a discussion of the informal benchmarking conducted by the Company’s compensation committee in 2008. The Company believes that the disclosure contained on page 119 of the Prospectus, specifically in the second paragraph on page 119 in “Management — Compensation Discussion and Analysis — Elements of Compensation — Long-Term Incentive Compensation,” sets forth accurate disclosure describing the specific factors that the board of directors considered when determining equity grants for 2008. There were no other factors considered in determining equity grants for 2008.
Exhibits
8.	Please file all remaining exhibits promptly. Please note that we will need time to review the remaining exhibits and may have further comments.
     Response: The Company will endeavor to submit all remaining exhibits to the Staff as promptly as possible. The Company has filed all exhibits with or prior to the filing of Amendment No. 4 other than the underwriting agreement and those documents that are dependent upon the determination of the capitalization of the Company upon establishment of the initial price range of the Company’s common stock in connection with the proposed offering. The Company will file all remaining exhibits with an amendment to the registration statement prior to commencing the offering.
Financial Statements
     Consolidated Statements of Operations and Comprehensive Income/(Loss), page F-4
9.	We have considered your response to our prior comment 19. We continue to believe that your presentation of net interest revenue should include all interest expense of the Company, in accordance with Rule 9-04 of Regulation S-X.
     Response: The Company has revised its disclosure in Amendment No. 4 to conform with the concepts of Regulation S-X, Rule 9.04. The revised disclosure reflects the reclassification of interest expense on notes payable to interest expense in the net revenue interest (expense) category on the Consolidated Statements of Operations and Comprehensive Income (Loss) for periods presented.
     19. Closure of Shanghai Company, page F-35
10.	We have considered your response to our prior comment 22. Please provide us with more information regarding the operations of the Company’s Shanghai subsidiary. In particular, we are unclear how you determined that the subsidiary had no separate cashflow. Additionally, we are unsure what is meant by the statement that “the China customer base and revenue are not attributable to the Shanghai subsidiary, which simply supported various GAIN Capital Group, LLC departmental functions.” In your response,

Securities and Exchange Commission
January 8, 2010

describe for us the specific functions performed by the Shanghai subsidiary and the specific reasons for the incorporation of the Shanghai subsidiary given that the revenue stream already existed prior to incorporation.
     Response: The Company would like to clarify the functions which the Shanghai subsidiary conducted versus the functions conducted by GAIN Capital Group, LLC. All revenues, deposits, and trade volume were attributable to Gain Capital Group, LLC, the Company’s regulated entity in the United States via the Company’s Forex.com portal. The Shanghai subsidiary had no employees until January 2008 when the Company decided to supplement the customer support team which was based in New York and New Jersey. The support team in Shanghai was established to alleviate certain logistical issues, including the time zone difference, language barriers, and other logistical issues related to supporting customers in mainland China. Additionally, the establishment of a customer support team in Shanghai was more cost effective for the Company. The Company did not replicate our New Jersey headquarters in Shanghai. The trading desk and all global function support and leadership resided in the United States. No accounts were opened by Shanghai staff and no customer deposits were handled by this subsidiary which was primarily a customer support center and only had costs associated with this singular function. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Shanghai was only a cost center which supported the Company’s clients and was not a free standing operation and is not a separately distinguished entity.
* * *
     The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 8, 2010

     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (908) 212-3980.
Sincerely,
/s/  Henry C. Lyons
Henry C. Lyons
Chief Financial Officer

cc:	Andrew P. Gilbert, Esq., Morgan, Lewis & Bockius LLP Fax: (609) 919-6701